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                                                                    Exhibit 4(r)





                             KEYSTAFF DEFERRAL PLAN





                              SCIENCE APPLICATIONS

                           INTERNATIONAL CORPORATION




                          (Effective November 1, 1995)





                                                              (Amended 11-10-95)
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                             KEYSTAFF DEFERRAL PLAN

                                       OF

                 SCIENCE APPLICATIONS INTERNATIONAL CORPORATION


1.       Purpose

         1.1 The purpose of this Plan is to provide a means to enhance the Company's capacity to attract and retain outstanding directors and executives in key positions by assisting them in meeting their future financial security objectives.

2.       Definitions

         2.1 Whenever the following terms are used in this document and the attached Plan Agreement, they shall have the meaning specified below.

         2.2 "Deferral Account" shall mean a bookkeeping account established by the Company for each Participant, in which shall be recorded the amounts deferred in accordance with this Plan and the attached Agreement. The Company shall credit to each Participant's Deferral Account an amount equal to the compensation which otherwise would have been paid had the Participant not elected to defer compensation. Such credits shall be made at the time compensation would have been paid to the Participant. The Deferral Account shall also receive quarterly earnings credits in accordance with provisions of Section 5.

                          Separate Deferral Accounts shall be established to record amounts deferred (and earnings credits thereon) with respect to Plan Years beginning before and after December 31, 1990, to be referred to herein as Pre- 1991 Deferral Accounts and Post-1990 Deferral Accounts, respectively. Except as otherwise stated herein, references to Deferral Account(s) shall include both the Pre-1991 and Post-1990 Deferral Account(s).

         2.3              "Anniversary Date" shall be the last day of a Plan
                          Year.

         2.4 "Beneficiary" shall mean the person or persons, or the estate of a Participant, entitled to receive any benefits under this Plan upon the death of a Participant.


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         2.5              "Ceiling Excess Earnings" shall mean, for each
                          Pre-1991 Deferral Account, the difference between the Participant's Pre-1991 Deferral Account if interest had been credited at a rate of Moody's plus 5% in each Plan Year and the Participant's actual current Pre-1991 Deferral Account.

                          A separate calculation of Ceiling Excess Earnings shall be made with respect to post-1990 Deferral Account(s) using a rate of Moody's plus 3%.

         2.6 "Commitment Period" shall mean that period of time beginning with the subsequent Plan Year and extending for a number of Plan Years as determined from time to time by the Committee.

         2.7 "Covered Compensation" shall mean a Director's compensation, as a Director of the Company, excluding expenses reimbursed, or an Executive's merit bonus in each Plan Year. The Committee, in its sole discretion, shall determine what constitutes a merit bonus.

         2.8 "Committee" shall mean the administrative Committee appointed to manage and administer the Plan in accordance with the provisions of this Plan.

         2.9 "Company" shall mean SCIENCE APPLICATIONS INTERNATIONAL CORPORATION, its subsidiaries, or any successor.

         2.10 "Director" shall mean any person not in regular full-time employment of the Company serving on the Board of Directors of SCIENCE APPLICATIONS INTERNATIONAL CORPORATION.

         2.11 "Early Retirement Date" shall mean the date that the Participant attains his or her fifty-fifth (55th) birthday.

         2.12             "Effective Date" shall be January 1, 1986.

         2.13 "Employer" shall mean the Company and any subsidiary having one or more employees who are eligible to participate in the Plan and have been selected by the Committee to participate. Where the context dictates, the term "Employer" as used herein refers to the particular Employer which has entered into a Plan Agreement with a specific Participant.

         2.14 "Executive" shall mean any person in the employment of the Company who is determined by the Committee to be serving in an executive


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                          capacity, excluding those persons meeting the
                          definition set forth in Section 2.10.

         2.15 "Master Plan Document" is this legal instrument containing the provisions of the Plan.

         2.16 "Moody's Seasoned Corporate Bond Rate," sometimes referred to as "Moody's," is an economic indicator; an arithmetic average of yields of representative bonds: industrials, public utilities, AAA, AA, A and BAA. For Plan purposes, Moody's Rate shall be determined by the Committee based on financial services or publications selected by the Committee.

         2.17 "Normal Retirement Date" shall mean the date that the Participant attains his or her sixty-fifth (65th) birthday.

         2.18 "Participant" shall mean any Executive or Director who elects to participate in the Keystaff Deferral Plan, signs a Plan Agreement, and is accepted into the Plan.

         2.19 "Plan" shall mean the Keystaff Deferral Plan of the Employer which shall be evidenced by this instrument and by each Plan Agreement.

         2.20 "Plan Agreement" shall mean the written agreement(s) entered into from time to time by and between an Employer and a Participant. A separate Plan Agreement shall be entered into with respect to the Pre-1991 Deferral Account and Post-1990 Deferral Account of a Participant.

         2.21             "Plan Year" shall begin on January 1 of each year.

         2.22 "Retirement" and "Retire" shall mean severance from employment with the Employer at or after the attainment of (i) age fifty-five (55) and ten (10) years of Plan participation or (ii) age sixty-five
                          (65). The Committee shall have the sole discretion to determine whether Retirement has occurred in the case of an Executive who becomes a consulting employee or who continues to be affiliated with the Company as a consultant or under some other status.

         2.23 "Termination of Employment" shall mean cessation of regular employment, voluntarily or involuntarily, but excluding Retirement or death, as determined by the Committee in its sole discretion. In the case of a Director, "Termination of Employment" shall mean the Director's ceasing to be a Director of the Company. The Committee shall have the


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                          sole discretion to determine (i) whether a change in
                          status (e.g., from employee to consultant, from employee to consulting employee, or from director to employee, consulting employee or consultant) shall be considered a Termination of Employment, (ii) whether a leave of absence shall be considered a Termination of Employment, and (iii) when a consultant or consulting employee will be considered to have a Termination of Employment.

3.       Eligibility

         3.1 The Committee will determine which Executives and Directors of the Company are eligible to participate in the Plan.

4.       Deferral Commitments

         4.1              Deferral Elections

                          Each Executive and Director who wishes to participate in the Plan must elect, prior to the first Plan Year of the Participant's eligibility, to defer during each year of the Commitment Period a fixed percentage of the Participant's Covered Compensation. This election will be irrevocable and binding upon the Participant, except as provided in Section 4.2, "Changes to Deferral Elections." Participants may elect to defer up to 100% but not less than 10% of Covered Compensation, in whole percentages, but not less than $1,000 (before reductions, if any, under Section 4.2.1).

                          With respect to the Post-1990 Deferral Account elections, the Committee shall specify annual election periods during which irrevocable deferral elections by Participants shall be made.

         4.2              Changes to Deferral Elections

         4.2.1 The maximum allowable total deferral of Covered Compensation for all Participants under this Plan for any Plan Year will be determined by the Committee. In the event that Participant deferral elections are estimated to result in this maximum being exceeded, the following method will be used to reduce Participant deferral percentages so that the total estimated deferral is less than the maximum allowable.

                          a) All Executives who have elected to defer more than 50% of Covered Compensation will be reduced, on an equal percentage


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                                  basis, but not below 50% of Covered
                                  Compensation or $5,000, whichever is greater.

                          b) If after implementation of subsection (a) above, the total deferral is still greater than the maximum allowable total deferral, all Executives' percentage deferrals will be reduced on an equal percentage basis until the maximum allowable total deferral is achieved.

         4.2.2 In the event that a Participant rescinds, in whole or in part, his or her election to defer a percentage of Covered Compensation in any Plan Year, the Participant may not defer any Covered Compensation for the balance of the Plan Year, nor in the following Plan Year.

         4.2.3 The Committee, in its sole discretion, may elect to terminate the Plan at any time pursuant to Section 9; in such event, deferrals will cease effective as of the termination date.

         4.3              Rollover of Balances from Current Deferred
                          Compensation Plan

         4.3.1 Participants who hold a balance in the Company's current Deferred Compensation Plan may elect to transfer that balance on a bookkeeping basis into this Plan at the beginning of the first Plan Year.

5.       Earnings on Participants' Accounts

         5.1              Base Earnings on Deferral

         5.1.1 Covered Compensation deferred by a Participant shall be credited to the Participant's Deferral Account as of the date of deferral. Interest in each Plan Year will be credited quarterly on the average Deferral Account balance for that quarter. The rate of interest applied to the Pre-1991 Deferral Account shall be at a base rate equivalent to an annual rate equal to Moody's Rate, and the rate applicable to the Post-1990 Deferral Account shall be at a base rate equivalent to an annual rate equal to the Moody's Rate less 1%. In each case, the Moody's Rate in effect on each Anniversary Date shall be used to determine the applicable rate of interest applied during the subsequent Plan Year.

         5.2              Earnings on Rollover Balances

         5.2.1 The portion of a Participant's Pre-1991 Deferral Account resulting from the transfer of a balance from the Company's current Deferred


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                          Compensation Plan will be credited quarterly with a
                          rate of interest equivalent to 60% of the interest rate announced by Bank of America as its "prime rate" on the previous Anniversary Date for the first four
                          (4) Plan Years. After the fourth Plan Anniversary Date, this portion of the Pre-1991 Deferral Account will be credited with interest quarterly at an effective annual rate equal to Moody's Rate plus 9% until the cumulative interest equals that amount of interest which would have been credited assuming that Moody's Rate had been used since Plan inception. At that time, the distinction between portions of the Pre-1991 Deferral Account from deferrals and from transfers will cease to exist.

         5.3              Additional Earnings

         5.3.1 The Committee may, in its sole discretion, determine whether and in what amount additional earnings shall be allocated to Participants' Deferral Accounts. It is anticipated, but not guaranteed, that for Pre-1991 Deferral Accounts, additional earnings will be allocated beginning with the 10th Anniversary Date of the Plan and that for Post-1990 Deferral Accounts, additional earnings will be allocated beginning on January 1, 2001. Whether additional earnings will be credited and their amount will depend upon several factors, including the Company's future tax rate and its after-tax return on investments. Additional earnings in any Plan Year, if any, as determined by the Committee, will be allocated to each Participant's Deferral Account (except as otherwise provided in Section 6.1.3 and except for Deferral Accounts of Participants who have had a Termination of Employment prior to ten years of participation in the Plan) by the ratio of the Participant's Ceiling Excess Earnings to the sum of all Participants' Ceiling Excess Earnings as of the end of the Plan Year, with such additional earnings and Ceiling Excess Earnings calculated separately for Pre- 1991 and Post-1990 Deferral Accounts.

6.       Payout of Participants' Accounts

         6.1              Early Withdrawal Option

         6.1.1 Participants may elect a one-time early withdrawal of up to 75% of their Pre-1991 and/or Post-1990 Deferral Account(s) to be paid within 90 days following any Anniversary Date starting with the seventh Anniversary Date of Plan participation.

         6.1.2 Participants shall make an annual election prior to each Anniversary Date starting with the 6th Anniversary Date whether to continue their deferral


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                          for one or more years or to receive the early
                          withdrawal payment following the subsequent
                          Anniversary Date.

         6.1.3 Participants who elect the one-time early withdrawal of up to 75% of their Pre-1991 and/or Post-1990 Deferral Account(s) pursuant to this Section 6.1 shall not be entitled to receive additional earnings, if any, otherwise allocable under Section 5.3.1 to the remaining portion of their applicable Deferral Account(s) from which the withdrawal is made.

         6.2              Termination Payouts

         6.2.1 A Participant who has a Termination of Employment prior to one year of Plan Participation shall receive an amount equal to his or her Deferral Account, less any credited earnings. Payment shall be make in a lump sum within twelve months following Termination of Employment.

         6.2.2 A Participant who has a Termination of Employment after one year of Plan Participation but prior to 10 years of Plan participation shall receive an amount equal to his or her Deferral Account(s) at the date of termination in a lump sum within twelve months following Termination of Employment.

         6.2.3 A Participant who has a Termination of Employment after 10 years of Plan participation shall be subject and entitled to the Normal Payout provisions set forth in Section 6.4.

         6.3              Survivor Payouts

         6.3.1 If a Participant dies before Normal Payout commences and the Plan Agreement is in effect at the time of death, the Employer shall make a Survivor Payout, as defined in Section 6.3.2, to the designated Beneficiary.

         6.3.2 The Survivor Payout shall consist of the Participant's Deferral Account(s) at the time of death.

         6.3.3 The Survivor Payout shall be paid in a lump sum to the Beneficiary within twelve months following verification of the Participant's death.

         6.3.4 Notwithstanding subsection 6.3.3 above, a Participant may elect on the Beneficiary form provided by the Committee that the Survivor Payout be made over a 20-, 40-, or 60-quarter period rather than as a lump sum.


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         6.4              Normal Payouts

         6.4.1 Normal Payouts shall commence at age sixty-five (65), Retirement or ten (10) years of Plan participation, whichever is the latest to occur.

         6.4.2 A Participant who Retires may request that Normal Payout commence upon such Retirement. The Committee in its sole discretion may grant such request in the event that the Participant demonstrates financial need and the cash flow of the Company permits such early commencement.

         6.4.3 The Participant shall elect to receive the Normal Payout over a 20-, 40- or 60-quarter period. The first payment will commence within 90 days of the quarter end following Retirement.

         6.4.4 If a Participant does not elect a payout option, the payments shall be over a 20-quarter period.

         6.4.5 Normal Payout shall consist of the Participant's Deferral Account(s) spread equally over the elected payout period. Earnings, and additional earnings, if applicable, as provided in Subsection 5.3.1, shall continue to be credited to the remaining Deferral Account(s) during the payout period and shall be estimated so that approximately equal payments can be made.

         6.4.6 If a Participant dies during the Normal Payout period, Normal Payout shall continue as scheduled to the Participant's Beneficiary.

         6.4.7 The election provided in Section 6.4.3 shall be made during the initial Commitment Period of Plan participation and shall become irrevocable at the end of such period.

         6.5              Payment for Notification of Death

         6.5.1 If a Participant dies following either Retirement or Termination of Employment, the Company will pay a $5,000 notification payment of a lump sum to the Participant's Beneficiary within 90 days of the quarter end following verification of the Participant's death.

7.       Beneficiary Designation

         7.1 Upon forms provided by the Committee, each Participant shall designate in writing the Beneficiary or Beneficiaries whom such Participant desires


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                          to receive the benefits of this Plan, payable under
                          Sections 6.3, 6.4 and/or 6.5, in the event of such Participant's death.

         7.2 A Participant may from time to time change his or her designated Beneficiary or Beneficiaries without the consent of such Beneficiary or Beneficiaries by filing a new designation in writing with the Committee.

         7.3 If a married Participant wishes to designate an individual other than his or her spouse as Beneficiary, such designation shall not be effective (i.e., the surviving spouse shall be treated as the sole Beneficiary) unless consented to in writing by the spouse, which consent shall acknowledge the effect of the designation and be witnessed by a member of the Committee (or an individual designated by the Committee) or acknowledged before a notary public. Notwithstanding the foregoing, spousal consent shall not be necessary if it is established to the satisfaction of the Committee that there is no spouse of the Participant or that the required consent cannot be obtained because the spouse cannot be located. The Company may rely upon the designation of Beneficiary or Beneficiaries last filed by the Participant in accordance with the terms of this Plan.

         7.4 If the designated Beneficiary does not survive the Participant, or if there is no valid Beneficiary designation, amounts payable under the Plan shall be paid to the Participant's spouse, or if there is no surviving spouse, then to the duly appointed and currently acting personal representative of the Participant's estate. If there is no personal representative of the Participant's estate duly appointed and acting in that capacity within 60 days after the Participant's death, then all payments due under the Plan shall be payable to the person or persons who can verify affidavit or court order to the satisfaction of the Committee that they are legally entitled to receive the benefits specified hereunder pursuant to the laws of interstate succession or other statutory provision in effect at the Participant's death in the state in which the Participant resided.

         7.5 In the event any amount is payable under the Plan to a minor, payment shall not be made to the minor, but instead shall be paid to that person's then living parent(s) to act as custodian, or, if no parent of that person is living, to a custodian selected by the Committee to hold the funds for the minor under the Uniform Transfers to Minors Act, or similar law, in effect in the jurisdiction in which the minor resides.

8.       Acceleration Provisions


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         8.1              Notwithstanding the provisions of Section 6 hereof, a
                          Participant shall be entitled to request a hardship withdrawal of all or any portion of their Deferral Account or acceleration of payments of their Deferral Account if payments have already commenced under the payout option selected by the Participant. A Participant must make a written request to the Committee for a hardship withdrawal or request for accelerated payment, stating the reasons such withdrawal or acceleration is necessary because of a financial hardship. The Committee, in its sole discretion, shall determine whether or not to grant the Participant's request and, in so doing, may rely on the Participant's statements, and a hardship withdrawal or accelerated payment may be approved without further investigation unless the Committee has reason to believe such statements are false.

                          The Participant shall specify from which of their Deferral Account(s) (i.e., Pre-1991 or Post-1990, or both) the hardship withdrawal shall be taken.

         8.2 The Committee, acting in its sole discretion, may determine to accelerate, in whole or in part, payments of some or all Deferral Account(s) (including Deferral Account(s) as to which payments have not yet commenced) in the event of a threatened or actual change in control of the Company, or in the event that a change in the legal, accounting, or tax treatment of amounts deferred under the Plan are altered in a manner which would potentially subject the Company, the Participants, or both, to adverse tax or administrative burdens.

9.       Amendment and Termination of Plan

         9.1 The Company may, at its absolute and sole discretion, amend or terminate the Plan at any time.

         9.2 In the event of Company-initiated Plan termination, Participants' entire Deferral Account(s), including credited interest, will be paid to Participants within twelve months of the quarter end following Plan termination.

10.      Nature of Accounts

         10.1 All amounts credited to the Deferral Account(s) shall remain the sole property of the Company and shall be usable by it as part of its general funds for any legal purpose whatsoever. The Deferral Account(s) shall exist only as bookkeeping entries for the purpose of facilitating the


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                          computation of earnings credits hereunder and such
                          Deferral Account(s) shall not constitute trust funds, escrow accounts, or any other form of asset segregation in favor of anyone other than the Company. No participant shall have any interest in any specific asset of the Company by virtue of this Plan and each Participant's rights under this Plan shall at all times be limited to those of a general unsecured creditor of the Company.

                          Although sometimes referred to in this Plan as "interest," amounts credited to Deferral Account(s) pursuant to Section 5.1, 5.2 and 5.3 may be treated as compensation for tax and payroll withholding purposes, pursuant to applicable Internal Revenue Code and Treasury regulation requirements.

11.      Limitation on Rights of Participants

         11.1 If a Participant is an employee of the Company, such employment is not for any specific term and may be terminated by the Participant or Company at any time, for any reason, with or without cause. Neither this Plan nor any election to defer compensation hereunder shall be held or construed to confer on any person any legal right to be continued as an employee, consultant or Director of the Company; nor to constitute any promise or commitment by the Company regarding future positions, future work assignments, future compensation or any other term or condition of employment or affiliation.

12.      Non-Transferability

         12.1 No right to payment under this Plan shall be subject to anticipation, alienation, sale, assignment, pledge, encumbrance, or charge and any attempt to anticipate, alienate, sell, assign, pledge, encumber, or charge the same shall be void. No right to payment shall in any manner be liable for, or subject to, the debts, contracts, liabilities or torts of the person entitled thereto.

13.      Restriction Against Assignment

         13.1 The Participant or Beneficiary shall not have the power to transfer, assign, anticipate, modify, or otherwise encumber in any manner whatsoever any of the payments that will become due pursuant to this Plan, nor shall said payments be subject to attachment, garnishment or execution, or be transferable by operation of law in event of bankruptcy or insolvency.


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14.      Binding Effect

         14.1 The Plan Agreement or Agreements attached hereto, when executed, is/are solely between the Company and the Participant. The Participant and any Beneficiary shall have recourse only against the Company for its enforcement, and any Plan Agreement shall be binding upon the Beneficiary, heirs, and personal representative of the Participant and upon the successors and assigns of the Company.

15.      Settlement of Disputes

         15.1 If any disputes arise with regard to the interpretation of any of the provisions of this Plan or with regard to the amount of any payments due under this Plan and the Agreement, the Committee shall make any resolution of such disputes which it deems, in its sole discretion, to be in the best interest of the Company and the Participants. Any such determinations made by the Committee shall be final and binding on all Participants in the Plan.

         15.2             The Committee shall adopt procedures, consistent with
                          Section 503 of the Employee Retirement Income Security Act of 1974, with respect to notice to Participants of claims denied under the Plan and review of denied claims.

16.      Administration

         16.1 The Plan shall be administered by the Committee, as appointed by the President of the Company.

17.      Forfeiture

         Any payment due to a Participant hereunder which is not claimed by the Participant, his or her Beneficiary, his or her estate or other person legally entitled thereto within four years after becoming payable shall be forfeited and canceled and shall remain with the Company and no other person shall have any right thereto or interest therein. The Company shall have no duty under this Agreement to give notice to any person other than the Participant or his or her designated Beneficiary that amounts are payable hereunder.


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